SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 3, 2005

Commission File No. 1-14838

Rhodia
(Name of Registrant)

26, quai Alphonse Le Gallo
92512 Boulougne-Billancourt
France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes:  ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes:  ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- __________

Enclosure:	(i) A press release dated February 2, 2005, announcing Rhodia's intent to launch an offer of an additional €500 million of its euro-denominated 8% Senior Notes issued in May 2003 due 2010 in a private placement to certain eligible investors and (ii) a press release dated February 2, 2005, announcing Rhodia's pricing of €500 million principal amount of Senior Notes with a yield to maturity of 7.19%.

RHODIA LAUNCHES NOTE OFFERING FOR €500 MILLION

         Paris, February 2, 2005 – Rhodia SA today announces that it intends to offer an additional €500 million (the “Additional Notes”) of its euro-denominated 8% Senior Notes issued in May 2003 due 2010 (the “Existing Notes”) in a private placement to certain eligible investors. The Additional Notes will have the same terms and conditions as the Existing Notes and will be issued under the same indenture as the Existing Notes.

        The proceeds from the Additional Notes are intended to be used as follows:

o	to refinance the 6% Euro Medium Term Notes due March 2006 (the “2006 EMTNs”), of which €300 million in principal is currently outstanding, plus accrued interest until the date of repurchase and an expected prepayment premium;

o	to reimburse upon maturity the Company’s Euro Medium Term Notes due May 2005 (the “2005 EMTNs”), of which €49 million in principal is outstanding;

o	to reimburse amounts owed under outstanding capitalized operating leases pursuant to mandatory prepayments resulting from the successful completion of this offering, estimated at €44 million;

o	the balance will be used to refinance other debt so as to extend the average maturity of the Company’s outstanding debt, pay transaction costs and for general corporate purposes.

        This announcement does not, and shall not in any circumstances, constitute a public offering in neither France nor an invitation to the public in France in connection with any offering. Offers and sales of Notes in France will be made in the context of a private placement to a limited number of investors acting for their own accounts and/or qualified investors acting for their own accounts, in each case in accordance with Article L.411-2 of the French Code Monétaire et Financier and Decree no. 98-880 dated 1 October 1998. No offering documentation has been submitted, nor will be submitted, to the clearance procedures of the French Autorité des marchés financiers (the “AMF”), nor has been used or may be used in connection with any offer to the public to purchase or sell any Notes in France.

        This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This notice is issued pursuant to Rule 135c of the Securities Act of 1933.

        This communication is for distribution only to persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, as amended (all such persons together being referred to as “relevant persons”). This communication is only directed at relevant persons and must not be acted on or relied on by persons other than relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Stabilisation/FSA.

PRESS RELEASE

Rhodia prices €500 million principal amount of Senior Notes, with a yield to maturity of 7.19%

Paris, February 2, 2005 – Rhodia confirms today that it has priced an offering of €500 million principal amount of 8% Senior Notes due 2010. The notes will be issued at a price of 103.5% of their principal amount, resulting in a yield to maturity of 7.19%. The offering is expected to close on February 14, 2005.

This offering will allow the Company to refinance most of its outstanding 2005 and 2006 maturities and to lengthen the average maturity of its debt.

This announcement does not, and shall not in any circumstances, constitute a public offering in neither France nor an invitation to the public in France in connection with any offering. Offers and sales of Notes in France will be made in the context of a private placement to a limited number of investors acting for their own accounts and/or qualified investors acting for their own accounts, in each case in accordance with Article L.411-2 of the French Code Monétaire et Financier and Decree no. 98-880 dated 1 October 1998. No offering documentation has been submitted, nor will be submitted, to the clearance procedures of the French Autorité des marchés financiers (the “AMF”), nor has been used or may be used in connection with any offer to the public to purchase or sell any Notes in France.

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This notice is issued pursuant to Rule 135c of the Securities Act of 1933.

This communication is for distribution only to persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, as amended (all such persons together being referred to as “relevant persons”). This communication is only directed at relevant persons and must not be acted on or relied on by persons other than relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Stabilisation/FSA.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2005

RHODIA By: /S/ BRUNO MOUCLIER Name: Bruno Mouclier Title: Chief Financial Officer